Exhibit 99.1

JA Solar Announces Changes in Management and Board of Directors

Shanghai, China, April 2, 2015 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that Mr. Yong Liu, Chief Technology Officer, has resigned for personal reasons.  Mr. Liu has also relinquished his position on the Board of Directors, effective March 31, 2015.

The Company appointed its current head of research and development, Dr. Wei Shan, as Chief Technology Officer to replace Mr. Liu.  The Company also announced the appointment of Mr. Yuhong Fan to the Board of Directors effective March 31, 2015.

Dr. Shan has led JA Solar’s R&D effort since 2008.  He has more than three decades of experience in both academic research and industrial development of a variety of important semiconductor materials and their application to optoelectronic and photovoltaic devices.  He has published over 150 peer-reviewed articles, conference papers and book chapters.  He has been granted 8 patents, four in the US and four in China.

Mr. Yuhong Fan will fill the vacancy left by Mr. Liu on the Board of Directors.  Mr. Fan served as Vice President of JA Solar since July 2011 and General Manager of Solar Silicon Valley, the wafer manufacturing arm of JA, since January 2010.  Mr. Fan has over 18 years of experience in the PV industry.  Prior to that, he held various managerial positions at Jinglong Group and within JA Solar overseeing multiple facets of the Company’s manufacturing operations, including wafer production, processing and quality assurance.

“We would like to thank Yong Liu for his service to the company, including his service as Chief Operating Officer in the past year. We appreciate all the contributions he has made toward our success, and wish him all the best in the future.” said Mr. Baofang Jin, Chairman and CEO of the Company.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86 (10) 6583 7500

Email: gary.dvorchak@icrinc.com